8755 West Higgins Road, Suite 500
Chicago, Illinois 60631
November 6, 2023
Ms. Claire Erlanger or Mr. Kevin Woody
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street
Washington, DC 20549

Re:    Littelfuse, Inc. / DE
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K furnished August 1, 2023
File No. 000-20388

Dear Ms. Erlanger and Mr. Woody:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated October 30, 2023 (the “Comment Letter”) related to the Form 10-K for the Year Ended December 31, 2023 of Littelfuse, Inc. (the “Company”, “our” or “we”) and Form 8-K furnished on August 1, 2023.
For your convenience, we have set forth below the text of the comments contained in the Comment Letter in italicized type, followed by our response.

Form 10-K for the Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2022 as Compared to the Year Ended January 1, 2022 Segment Information, page 25

1.We note that your discussion of the results of operations for each of your three reportable segments focuses on changes in net sales. We also note from your segment disclosures in Note 16, that your operating income and margin trends between segments are not consistent. Further, it appears that many of the questions in your 2023 earnings calls relate to the causes of historical changes in operating margin for the segments as well as projections for future amounts. In light of this increased focus on the segment operating margins, please consider revising future filings to include a discussion of the reasons for the changes in operating income/margin for each reportable segment. See Item 303(b) of Regulation S-K.

Response:

The Company reviewed Item 303(b) of Regulation S-K and confirms, in our most recent filed Form 10-Q on November 1, 2023, we included a discussion of the reasons for the changes in operating income/margin for each of our reportable segments. We will revise future filings to include a discussion on the changes in operating income/margin, if relevant, for each reportable segment.

Form 8-K furnished August 1, 2023
Exhibit 99.1 Earnings Release, page 8

2.We note that in the third table on page 8, you present an Adjusted EBITDA measure which appears to be reconciled to GAAP operating income. Please revise to reconcile Adjusted EBITDA to its most directly comparable GAAP measure, which would be net income. Additionally, when you disclose a non-GAAP margin such as Adjusted Operating Margin or Adjusted EBITDA Margin, the disclosure should be accompanied by the most comparable GAAP margin. See Questions 103.02 and 102.10(a) of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures

Response:

We revised our presentation on Adjusted EBITDA for our Form 8-K furnished October 31, 2023 with respect to our third quarter financials to reconcile against net income, its most directly comparable GAAP measure. We have included the table below for ease of reference.

Adjusted operating margin / Adjusted EBITDA reconciliation
	Q3-23	Q3-22	YTD-23	YTD-22
Net income	$57.8	$75.5	$216.6	$280.0
Add:
Income taxes	17.5	20.5	53.0	59.7
Interest expense	10.1	8.4	29.8	17.1
Foreign exchange loss	11.8	18.2	8.7	40.1
Other (income) expense, net	(3.5)	(0.7)	(11.8)	9.8
GAAP operating income	$93.6	$121.9	$296.3	$406.6
Non-GAAP adjustments to operating income	6.3	16.4	22.2	30.7
Adjusted operating income	$99.9	$138.3	$318.5	$437.3
Amortization of intangibles	16.0	15.6	49.8	39.9
Depreciation expenses	17.9	17.0	53.5	48.3
Adjusted EBITDA	$133.8	$170.9	$421.8	$525.5

Net sales	$607.1	$658.9	$1,828.9	$1,900.6
Net income as a percentage of net sales	9.5%	11.5%	11.8%	14.7%
Operating margin	15.4%	18.5%	16.2%	21.4%
Adjusted operating margin	16.5%	21.0%	17.4%	23.0%
Adjusted EBITDA margin	22.0%	25.9%	23.1%	27.6%

Additionally, we reviewed Questions 103.02 and 102.10(a) of the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Measures and have compared Adjusted Operating Margin and Adjusted EBITDA margin to its most comparable GAAP margin, which is net income as a percentage of net sales.

For our reportable segments, segment adjusted EBITDA can only be reconciled to segment operating income as the Company does not allocate taxes, interest, other income/expense to the segments and therefore cannot reconcile to a segment net income. We believe that segment operating income is the most comparable GAAP segment measure. In future filings, we will reconcile these non-GAAP financial measures to the comparable GAAP measures as indicated above.

We further acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in our filing.

Please contact me if you have any questions regarding these matters at 773-628-0616.

Sincerely,

/s/ Meenal A. Sethna
Meenal A. Sethna Executive Vice President and Chief Financial Officer

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